                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                 SCHEDULE 13D/A
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                     TO RULE 13d-1(a) AND AMENDMENTS THERETO
                        FILED PURSUANT TO RULE 13(d)-2(a)
                                (AMENDMENT NO. 6)

                        GULFTERRA ENERGY PARTNERS, L.P.
                                (Name of Issuer)

                                  COMMON UNITS
                         (Title of Class of Securities)

                                     28368B
                                 (CUSIP Number)

                                 D. MARK LELAND
                             SENIOR VICE PRESIDENT
                                4 GREENWAY PLAZA
                              HOUSTON, TEXAS 77046
                                 (832) 676-6152
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                               DECEMBER 15, 2003
                      (Date of Event which Requires Filing
                               of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) OR 13d-1(g), check the following box [ ].





                       (Continued on the following pages)

                              (Page 1 of 8 Pages)

CUSIP NO.  28368B                      13D                     PAGE 2 OF 8 PAGES


--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     El Paso Corporation
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                                           [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                       7     SOLE VOTING POWER  10,384,245

      NUMBERS OF       ---------------------------------------------------------
        SHARES         8     SHARED VOTING POWER  0
     BENEFICIALLY
       OWNED BY        ---------------------------------------------------------
         EACH          9     SOLE DISPOSITIVE POWER 10,384,245
       REPORTING
      PERSON WITH      ---------------------------------------------------------
                       10    SHARED DISPOSITIVE POWER  0

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     10,384,245 Common Units
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     17.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     HC, CO
--------------------------------------------------------------------------------

CUSIP NO.  28368B                      13D                     PAGE 3 OF 8 PAGES


--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     DeepTech International Inc.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                                           [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                       7     SOLE VOTING POWER  7,562,902

      NUMBERS OF       ---------------------------------------------------------
        SHARES         8     SHARED VOTING POWER  0
     BENEFICIALLY
       OWNED BY        ---------------------------------------------------------
         EACH          9     SOLE DISPOSITIVE POWER 7,562,902
       REPORTING
      PERSON WITH      ---------------------------------------------------------
                       10    SHARED DISPOSITIVE POWER  0

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,562,902 Common Units
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     HC, CO
--------------------------------------------------------------------------------

CUSIP NO.  28368B                      13D                     PAGE 4 OF 8 PAGES


--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     El Paso Energy Partners Company, L.L.C.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS


     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                                           [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                       7     SOLE VOTING POWER  7,562,902

      NUMBERS OF       ---------------------------------------------------------
        SHARES         8     SHARED VOTING POWER  0
     BENEFICIALLY
       OWNED BY        ---------------------------------------------------------
         EACH          9     SOLE DISPOSITIVE POWER 7,562,902
       REPORTING
      PERSON WITH      ---------------------------------------------------------
                       10    SHARED DISPOSITIVE POWER  0

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,562.902 Common Units
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]


--------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     HC, OO
--------------------------------------------------------------------------------

CUSIP NO.  28368B                      13D                     PAGE 5 OF 8 PAGES


--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Sabine River Investors I, L.L.C.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A                          (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                                           [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                       7     SOLE VOTING POWER  7,562,902

      NUMBERS OF       ---------------------------------------------------------
        SHARES         8     SHARED VOTING POWER  0
     BENEFICIALLY
       OWNED BY        ---------------------------------------------------------
         EACH          9     SOLE DISPOSITIVE POWER 7,562,902
       REPORTING
      PERSON WITH      ---------------------------------------------------------
                       10    SHARED DISPOSITIVE POWER  0

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,562,902 Common Units
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     HC, OO
--------------------------------------------------------------------------------

CUSIP NO.  28368B                      13D                     PAGE 6 OF 8 PAGES


--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     El Paso Tennessee Pipeline Co.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                                           [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                       7     SOLE VOTING POWER  2,821,343

      NUMBERS OF       ---------------------------------------------------------
        SHARES         8     SHARED VOTING POWER  0
     BENEFICIALLY
       OWNED BY        ---------------------------------------------------------
         EACH          9     SOLE DISPOSITIVE POWER 2,821,343
       REPORTING
      PERSON WITH      ---------------------------------------------------------
                       10    SHARED DISPOSITIVE POWER  0

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,821,343 Common Units
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     HC, CO
--------------------------------------------------------------------------------

CUSIP NO.  28368B                      13D                     PAGE 7 OF 8 PAGES


--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     El Paso Field Services Holding Company
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                                           [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                       7     SOLE VOTING POWER  2,821,343

      NUMBERS OF       ---------------------------------------------------------
        SHARES         8     SHARED VOTING POWER  0
     BENEFICIALLY
       OWNED BY        ---------------------------------------------------------
         EACH          9     SOLE DISPOSITIVE POWER 2,821,343
       REPORTING
      PERSON WITH      ---------------------------------------------------------
                       10    SHARED DISPOSITIVE POWER  0

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,821,343 Common Units
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

CUSIP NO.  28368B                      13D                     PAGE 8 OF 8 PAGES


--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Sabine River Investors II, L.L.C.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                                           [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                       7     SOLE VOTING POWER 2,821,343

      NUMBERS OF       ---------------------------------------------------------
        SHARES         8     SHARED VOTING POWER  0
     BENEFICIALLY
       OWNED BY        ---------------------------------------------------------
         EACH          9     SOLE DISPOSITIVE POWER 2,821,343
       REPORTING
      PERSON WITH      ---------------------------------------------------------
                       10    SHARED DISPOSITIVE POWER  0

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,821,343 Common Units
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     HC, OO
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.

         This Amendment No. 6 (this "Amendment") amends our statement on
Schedule 13D filed on June 11, 1999 (as amended prior to this Amendment, the "Schedule 13D") relating to ownership of common units representing limited partner interests in GulfTerra Energy Partners, L.P., a Delaware limited partnership (the "Issuer"). This Amendment is being filed in connection with the sale by Sabine River Investors I, L.L.C., a Delaware limited liability company ("Sabine I"), on December 15, 2003 of 700,000 of the Issuer's common units. This sale is discussed in more detail in the Issuer's Current Report on Form 8-K dated December 15, 2003. This Amendment is being filed to reflect the change in the beneficial ownership of those entities listed in this Amendment as a result of that sale. The Issuer's principal executive offices are located at 4 Greenway Plaza, Houston, TX 77046.

ITEM 2. IDENTITY AND BACKGROUND.

         This Amendment is being filed by El Paso Corporation, DeepTech International Inc., El Paso Energy Partners Company, L.L.C., El Paso Tennessee Pipeline Co., El Paso Field Services Holding Company, Sabine River Investors I, L.L.C. and Sabine River Investors II, L.L.C., each being referred to herein as a "Reporting Person."

         Sabine I is wholly owned by El Paso Energy Partners Company, L.L.C. Sabine I's only material assets are the common units it owns. Sabine I's principal business is to serve as the holder of some of the Issuer's common units.

         Sabine River Investors II, L.L.C., a Delaware limited liability company ("Sabine II"), is wholly owned by EPFS Holding. Sabine II's only material assets are the common units it owns. Sabine II's principal business is to serve as the holder of some of the Issuer's common units.

         El Paso Energy Partners Company, L.L.C., a Delaware limited liability company ("EPEPC"), is wholly owned by DeepTech International Inc. EPEPC's principal business is to serve as the holding company of Sabine I.

         DeepTech International Inc., a Delaware corporation ("DeepTech"), is wholly owned by El Paso Corporation. DeepTech International Inc.'s principal business is to serve as the holding company of EPEPC.

         El Paso Field Services Holding Company, a Delaware corporation ("EPFS Holding"), is wholly owned by El Paso Tennessee Pipeline. EPFS Holding's principal business is to own, operate, acquire and construct natural gas gathering, processing and other related facilities.

         El Paso Tennessee Pipeline Co., a Delaware corporation ("El Paso Tennessee"), is wholly owned by El Paso Corporation. El Paso Tennessee's principal business is to serve as the holding company of EPFS Holding.

         El Paso Corporation, a Delaware corporation ("El Paso"), is a global energy company with operations that range from energy production and extraction to power generation.

         The principal business and office address of each of the Reporting Persons is 1001 Louisiana Street, Houston, Texas 77002.

         Attached as Exhibit 2 hereto and incorporated herein by reference is a list of all directors and executive officers of each Reporting Person. Each director and executive officer of each Reporting Person is a citizen of the United States.

         (d), (e) During the last five years, no Reporting Person nor, to the best of their knowledge, any entity or person with respect to whom information is provided in response to this Item has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Not applicable for this Amendment.

ITEM 4. PURPOSE OF TRANSACTION.

         No Reporting Person has any plans or proposals of the type referred to in clauses (a) through (j) of Item 4 of Schedule 13D, although they reserve the right to formulate such plans or proposals in the future, except for those plans and proposals discussed in the Issuer's Current Report on Form 8-K filed on December 15, 2003.

ITEM 5. INTEREST IN SECURITIES OF ISSUER.

         (a) The following table describes the number of common units, including Common Units issuable upon exercise or conversion of derivative securities and the percent of outstanding common units owned by each person identified in Item
2. All percentages are based on the 58,361,149 Common Units issued and outstanding on December 15, 2003.

                                                                                     Total
                                                             Derivative    ---------------------------
Holder                                       Common Units    Securities       Number           %(1)
------                                       ------------   ------------   ------------   ------------

El Paso Corporation(2)                         10,384,245             --     10,384,245          17.8%
DeepTech(3)                                     7,562,902             --      7,562,902          13.0%
EPEPC(3)                                        7,562,902             --      7,562,902          13.0%
Sabine I                                        7,562,902             --      7,562,902          13.0%
El Paso Tennessee(4)                            2,821,343             --      2,821,343           4.8%
EPFS Holding(4)                                 2,821,343             --      2,821,343           4.8%
Sabine II                                       2,821,343             --      2,821,343           4.8%


----------

(1) In accordance with SEC regulations under Section 13(d) of the Securities Exchange Act of 1934, as amended, the percent shown in this column for each Common Unit holder represents the number of Common Units owned by such holder plus the derivative securities (on an as converted basis) owned by such holder divided by the number of Common Units outstanding plus the number of derivative securities (on an as converted basis) owned by such holder.

(2) Includes 7,562,902 common units owned directly by Sabine I and 2,821,343 common units owned directly by Sabine II.

(3) Includes 7,562,902 common units owned directly by Sabine I.

(4) Includes 2,821,343 common units owned directly by Sabine II.

         (b) Each person identified in (a) above has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the Common Units beneficially owned by such person.

         (c) Except as otherwise described in this paragraph (c), none of the persons identified in (a) above have effected any transactions in the Issuer's common units during the past 60 days. On October 31, 2003, Sabine I sold 590,000 of the Issuer's common units for $40.60 per common unit in a public offering pursuant to a resale shelf registration statement on Form S-3 filed on July 16, 2003, as amended on July 25, 2003. On December 15, 2003, Sabine I sold 700,000 of the Issuer's common units. This sale is discussed in more detail in the Issuer's Current Report on Form 8-K dated December 15, 2003.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Pursuant to a Security and Intercreditor Agreement dated as of April 16, 2003, Sabine I and Sabine II have pledged their common units to certain lenders named therein. This Agreement was filed as Exhibit 3 to the Schedule 13D/A of GulfTerra Energy Partners, L.P. filed May 12, 2003.

         Pursuant to the Parent Company Agreement dated as of December 15, 2003, Sabine I and Sabine II have agreed, subject to the terms and conditions set forth therein, to sell 2,876,620 of the Issuer's common units to Enterprise Products Partners L.P. This agreement was filed as Exhibit 2.2 to El Paso's Current Report on Form 8-K filed December 15, 2003.

         Pursuant to the GulfTerra Voting Agreement and Irrevocable Proxy dated as of December 15, 2003, Sabine I and Sabine II, subject to the terms and conditions stated therein, pledged to vote their units of the Issuer held by them in favor of the merger of the Issuer and a wholly-owned subsidiary of Enterprise Products Partners L.P., including voting their units in favor of approval of the related merger agreement. This agreement is filed as
Exhibit 5 to this Schedule 13D/A.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1: Joint Filing Agreement among El Paso Corporation, DeepTech, EPEPC, El Paso Tennessee, EPFS Holding, Sabine I and Sabine II.

Exhibit 2: List of all directors and executive officers of each of El Paso Corporation, DeepTech, EPEPC, El Paso Tennessee, EPFS Holding, Sabine I and Sabine II.

Exhibit 3: Security and Intercreditor Agreement dated as of April 16, 2003 among El Paso Corporation, the persons referred to therein as Pipeline Company Borrowers, the persons referred to therein as Grantors, each of the Representative Agents, JPMorgan Chase Bank, as Credit Agreement Administrative Agent and JPMorgan Chase Bank, as Collateral Agent, Intercreditor Agent and Depository Bank (filed as Exhibit 3 to the Schedule 13D/A of GulfTerra Energy Partners, L.P. filed May 12, 2003).

Exhibit 4: Parent Company Agreement dated as of December 15, 2003 by and among Enterprise Products Partners L.P., Enterprise Products GP, LLC, Enterprise Products GTM, LLC, El Paso Corporation, Sabine River Investors I, L.L.C., Sabine River Investors II, L.L.C., El Paso EPN Investments, L.L.C. and GulfTerra GP Holding Company (filed as Exhibit 2.2 to El Paso Corporation's Current Report on Form 8-K dated December 15, 2003).

Exhibit 5: GulfTerra Voting Agreement and Irrevocable Proxy dated as of December 15, 2003 by and among Enterprise Products Partners L.P., El Paso Corporation, Sabine River Investors I, L.L.C., Sabine River Investors II, L.L.C. and El Paso EPN Investments, L.L.C.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 5, 2004          El Paso Energy Partners Company, L.L.C.


                                    By: /s/ David L. Siddall
                                       -------------------------------------
                                    Name:   David L. Siddall
                                    Title:  Vice President


Dated:  January 5, 2004          DeepTech International Inc.


                                    By: /s/ David L. Siddall
                                       -------------------------------------
                                    Name:   David L. Siddall
                                    Title:  Vice President


Dated:  January 5, 2004          El Paso Corporation


                                    By: /s/ David L. Siddall
                                        -------------------------------------
                                    Name:   David L. Siddall
                                    Title:  Vice President


Dated:  January 5, 2004          El Paso Field Services Holding Company


                                    By: /s/ David L. Siddall
                                       -------------------------------------
                                    Name:   David L. Siddall
                                    Title:  Vice President


Dated:  January 5, 2004          El Paso Tennessee Pipeline Co.


                                    By: /s/ David L. Siddall
                                       -------------------------------------
                                    Name:   David L. Siddall
                                    Title:  Vice President

Dated:  January 5, 2004                Sabine River Investors I, L.L.C.


                                            By: /s/ David L. Siddall
                                               ---------------------------------
                                            Name:   David L. Siddall
                                            Title:  Vice President

Dated:  January 5, 2004                Sabine River Investors II, L.L.C.

                                            By: /s/ David L. Siddall
                                               ---------------------------------
                                            Name:   David L. Siddall
                                            Title:  Vice President

                                INDEX TO EXHIBITS



EXHIBIT
NUMBER         DESCRIPTION
-------        -----------

  1.* Joint Filing Agreement among El Paso Corporation, DeepTech, EPEPC, El Paso Tennessee, EPFS Holding, Sabine I and Sabine II.

  2.* List of all directors and executive officers of each of El Paso Corporation, DeepTech, EPEPC, El Paso Tennessee, EPFS Holding, Sabine I and Sabine II.

  3. Security and Intercreditor Agreement dated as of April 16, 2003 among El Paso Corporation, the persons referred to therein as Pipeline Company Borrowers, the persons referred to therein as Grantors, each of the Representative Agents, JPMorgan Chase Bank, as Credit Agreement Administrative Agent and JPMorgan Chase Bank, as Collateral Agent, Intercreditor Agent and Depository Bank (filed as Exhibit 3 to the Schedule 13D/A of GulfTerra Energy Partners, L.P. filed May 12, 2003).

  4. Parent Company Agreement dated as of December 15, 2003 by and among Enterprise Products Partners L.P., Enterprise Products GP, LLC, Enterprise Products GTM, LLC, El Paso Corporation, Sabine River Investors I, L.L.C., Sabine River Investors II, L.L.C., El Paso EPN Investments, L.L.C. and GulfTerra GP Holding Company (filed as Exhibit 2.2 to El Paso Corporation's Current Report on Form 8-K dated December 15, 2003).

  5.* GulfTerra Voting Agreement and Irrevocable Proxy dated as of December 15, 2003 by and among Enterprise Products Partners L.P., El Paso Corporation, Sabine River Investors I, L.L.C., Sabine River Investors II, L.L.C. and El Paso EPN Investments, L.L.C.


----------
* Filed herewith.